EXHIBIT 99.2

Kroger & Roundy’s Announce Merger Agreement
The Kroger Co. and Roundy’s, Inc., today announced an agreement to form a merger of the two companies. This strategic partnership will give both retailers – and associates at each company – more opportunities to grow and serve our customers in key areas.
NOVEMBER 11, 2015
The Highlights:
 As part of the agreement, Kroger will purchase all outstanding shares of Roundy’s for $3.60 per share in cash. The transaction is valued at approximately $800 million, including debt.

 The terms of the agreement were unanimously approved by the Boards of Directors of both companies. Kroger will commence a tender offer for all of the outstanding shares of Roundy’s common stock.

 Based in Milwaukee, Roundy’s has more than 22,000 associates who work in and support 151 supermarkets and 101 pharmacies in Wisconsin, including Milwaukee, Madison and Northern Wisconsin. These associates work in Pick ‘n Save, Copps and Metro Market banner stores. Roundy’s associates in the Chicago area serve customers at 34 Mariano’s supermarkets.

 The company also operates two distribution centers in Oconomowoc and Mazomanie, Wis., and a commissary in Kenosha, Wis.

 This merger fits our strategy to fill in some existing geographic areas and enter attractive new ones where we can use existing infrastructure and logistics networks.

 Roundy’s will operate as a subsidiary of Kroger from its current headquarters. We will rely on key members of their senior management team to continue to run Roundy’s, including their current president and CEO Bob Mariano, who will serve as president of this new division.

 Together, we will have more than 422,000 associates who serve customers in 2,774 stores in 35 states and the District of Columbia.

“We are so excited to welcome Roundy’s to the Kroger family.
With a team of more than 22,000 talented associates, outstanding store locations and a shared commitment to putting customers first, Roundy’s has a lot of opportunity for growth.
Together, we are committed to investing in Roundy’s people, communities, stores and merchandising to deliver a fantastic customer experience that will create opportunities for associates, grow customer loyalty and revenue, and create value for shareholders.”
―Rodney McMullen, Kroger Chairman & CEO

“We are confident that with our scale, loyalty programs and strong balance sheet, combined with the capable, knowledgeable Roundy’s associates and superior store locations, we can grow the Wisconsin markets. At the same time, we are excited to learn about and leverage key findings from Mariano’s experiences in Chicago.”
– Mike Schlotman, Kroger Executive Vice President & CFO
More About Roundy’s:
Like Kroger, Roundy’s has a long and rich history. The company was founded in 1872, when Judson A. Roundy and two partners, Sidney Hauxhurst and William A. Smith, founded a wholesale grocery company called Smith, Roundy & Co. in Milwaukee. From there, the company began to grow.
Key Milestones:
1902: The firm incorporates as Roundy’s, Peckham & Dexter Co.
1922: Roundy’s begins to offer its own brand of products.
1975: The company opens a Pick ‘n Save Warehouse Foods store.
2001: Roundy’s purchases Copps Food Centers, the largest family-owned supermarket chain in Wisconsin at the time.
2010: The company launches Mariano’s in the Chicago metropolitan area, offering world-class shopping and customer service.
2012: Roundy’s goes public on February 8, trading on the New York Stock Exchange as RNDY.
Other Facts:
 The company operates 34 Mariano’s stores in Chicago and 117 supermarkets in Wisconsin under three banners: 88 Pick ‘n Save stores, mainly in the Milwaukee area, 25 Copps stores and four Metro Market stores.

 Roundy’s has approximately $4 billion in total annual sales.

 The company has a strong commitment to health and wellness, sustainability and giving back to their communities.

What’s next?
Stores in Kroger’s family of companies and Roundy’s will continue to operate as usual while we wait for completion of the tender offer and customary approvals. The merger is expected to close by the end of the calendar year. After closing, we will keep leaders and associates informed of our key integration steps and progress on an ongoing basis.
Our goal in this process is to support the continued success of Roundy’s and Kroger as we combine our companies. We believe that this merger will strengthen both of our organizations and deepen our connections with our customers and communities.

“We are excited about becoming part of The Kroger Co. Kroger’s scale, knowledge and experience allows us to accelerate the strategic initiatives we have invested in and makes us a more formidable competitor in the marketplace. This a great win for our customers, communities, employees and our shareholders, and I personally look forward to continue to exceed customer and employee expectations.”
‒ Bob Mariano, Chairman, President & CEO, Roundy’s, Inc

Additional Information and Where to Find It The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Roundy’s, Inc. (“Roundy’s”), nor is it a substitute for the tender offer materials that The Kroger Co. (“Parent”) and KS Merger Sub Inc. (“Acquisition Sub”), a wholly-owned subsidiary of Parent, will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Acquisition Sub will file with the SEC tender offer materials on Schedule TO, and Roundy’s will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Roundy’s are urged to read these documents carefully when they become available, because they will contain important information that holders of Roundy’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Roundy’s at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at The Kroger Co., 1014 Vine Street, Cincinnati, OH 45202-1100, Attention: General Counsel.
Forward-Looking Statements
This document contains certain forward-looking statements about the future performance of Kroger. These statements are based on management's assumptions and beliefs in light of the information currently available to it. These statements are indicated by words such as "expect," "intend," "guidance,” “will" and similar words. Various uncertainties and other factors could cause actual results to differ materially from those contained in the forward-looking statements. These include the specific risk factors identified in "Risk Factors" and "Outlook" in Kroger’s annual report on Form 10-K for our last fiscal year and any subsequent filings, as well as the following:
 Kroger’s ability to achieve sales, earnings and cash flow goals may be affected by: labor negotiations or disputes; changes in the types and numbers of businesses that compete with Kroger; pricing and promotional activities of existing and new competitors, including non-traditional competitors, and the aggressiveness of that competition; Kroger’s response to these actions; the state of the economy, including interest rates, the inflationary and deflationary trends in certain commodities, and the unemployment rate; the effect that fuel costs have on consumer spending; volatility of fuel margins; changes in government-funded benefit programs; manufacturing commodity costs; diesel fuel costs related to Kroger’s logistics operations; trends in consumer spending; the extent to which Kroger’s customers exercise caution in their purchasing in response to economic conditions; the inconsistent pace of the economic recovery; changes in inflation or deflation in product and operating costs; stock repurchases; Kroger’s ability to retain pharmacy sales from third party payors; consolidation in the healthcare industry, including pharmacy benefit managers; Kroger’s ability to negotiate modifications to multi-

employer pension plans; natural disasters or adverse weather conditions; the potential costs and risks associated with potential cyber-attacks or data security breaches; the success of Kroger’s future growth plans; and the successful integration of Harris Teeter and Roundy’s. Kroger’s ability to achieve sales and earnings goals may also be affected by Kroger’s ability to manage the factors identified above.

 Kroger’s ability to use cash flow to continue to repurchase shares, fund dividends, increase capital investments, and maintain Kroger’s investment grade debt rating could be affected by unanticipated increases in net total debt, Kroger’s inability to generate cash flow at the levels anticipated, and Kroger’s failure to generate expected earnings.

 Kroger’s commencement of a tender offer will be contingent upon the merger agreement not being terminated prior to the commencement of the offer. The requirement to consummate the merger will be contingent upon the merger agreement being in effect and the conditions to the merger being satisfied or waived. The closing of the transaction could fail to occur before the end of calendar year 2015 if the tender offer does not achieve the anticipated results, if the conditions to closing are not satisfied or are not satisfied in a timely manner, or if the merger agreement is terminated as provided in the agreement.

 Kroger’s ability to finance the transaction with debt will depend on the availability of the debt markets, including commercial paper, our credit facility, and other sources of debt financing.
Kroger assumes no obligation to update the information contained herein. Please refer to Kroger's reports and filings with the Securities and Exchange Commission for a further discussion of these risks and uncertainties.